Exhibit 21.1
LIST OF SUBSIDIARIES

STATE OR OTHER JURISDICTION OF
NAME OF SUBSIDIARY	INCORPORATION OR ORGANIZATION
HeartWare Pty. Limited (formerly HeartWare Limited) (1)	Australia
HeartWare, Inc. (2)	Delaware
HeartWare GmbH (3)	Germany
HeartWare (UK) Limited (4)	United Kingdom

(1)	100% owned by HeartWare International, Inc.

(2)	100% owned by HeartWare Pty. Limited

(3)	100% owned by HeartWare, Inc.

(4)	100% owned by HeartWare, Inc.